Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Amber Road, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-195231 and 333-217874) on Form S-8 of Amber Road, Inc. of our report dated March 9, 2018, with respect to the consolidated balance sheets of Amber Road, Inc. as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), which report appears in the December 31, 2017 annual report on Form 10-K of Amber Road, Inc.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 9, 2018